FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549
/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer
subject to Section 16.
Form 4                            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
or Form 5 obligations               Section 17(a) of the Public Utility Holding Company Act of 1935
may                                       or Section 30(f) of the Investment Company Act of 1940
continue. See
Instruction 1(b)

1. Name and Address of Reporting Person      2. Issuer Name and Ticker or Trading       6. Relationship of Reporting Person to
                                             Symbol                                        Issuer (Check all applicable)
1888 Limited Partnership
                                             First of Michigan Capital Coporation


(Last)            (First)       (Middle)     3. IRS or Social    4. Statement for         ___ Director          _X_ 10% Owner
                                             Security Number     Month./Year
c/o Day, Berry & Howard                      of Reporting                                 ___ Officer           ___ Other
                                             Person              March 1997               (give title           (specify below)
One Canterbury Green                         (Voluntary)                                   below)
(Street)
Stamford           CT        06901
(City)            (State)    (Zip)                               5. If Amendment,       7. Individual or Joint/Group Filing
                                                                    Date of Original       (Check APplicable Line)
                                                                    Month/Year             _X_ Form filed by One Reporting Person
                                                                                           ___ Form filed by More than One
                                                                                               Reporting Person
                                             ___________________________



                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
                                  Owned
1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       (D)irect      Beneficial
                                  (mm/dd/yy)   Code      (Instr. 3,4 and 5)       Owned at End of    or            Ownership
                                               (Instr.8)                          Month              (I)ndirect    (Instr. 4)
                                                                                  (Instr.3 and 4)    (Instr. 4)
                                               Code V    Amount    A/D Price

Common Stock                       03/31/97       P      30,000    A     *         777,929             D



Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of           Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    Derivative   cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise  mmddyy   (Instr.8)Securities  Expiration     Securities          ative     ative      of        direct
                Price                      (A)cquired   Date           (Instr.3,5)         Secur-    Secur-     Deriv-    Bene-
                of                         or           (mmddyy)                           ity       ities      ative     ficial
                Deriv-                     (D)isposed                                      (Instr.5) Bene-      Secur-    Own-
                ative                      of                                                        ficially   ity:      ship
                Security                   (Inst.3,4,5)                                              Owned      Direct
(Instr.4)
                                                                                                     at End     or In-
                                                                                                     of         direct
                                                                                                     Month      (Instr.4)
                                                                                                     (Instr.4)
                                   Code  V (A)    (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares

Explanation of Responses:
* The reporting person received these shares from two partners in consideration of increased limited partnership interests in such limited partnership.

                                                   1888 Limited Partnership
                                                   /s/ Louis C. Baker
                                                  --------------------------------
                                                       General Partner



                                                   /s/ Craig P. Baker
                                                  --------------------------------
                                                       General Partner

                                                       Date:   April 8, 1997
                                                               --------------

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not require to respond unless the form displays a valid OMB Number.